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                                                                       EXHIBIT 4

                                SAFETY 1ST, INC.
                                  45 DAN ROAD
                                CANTON, MA 02021
                                 (781) 364-3100

                                                                     May 8, 2000

Dear Stockholder:

     I am pleased to inform you that, on April 22, 2000, Safety 1st, Inc. (the "Company") and Dorel Industries, Inc. ("Dorel") entered into a Merger Agreement. Pursuant to the terms of the Merger Agreement, Diamond Acquisition Subsidiary Inc., a wholly owned subsidiary of Dorel, is commencing a cash tender offer for all of the outstanding shares of common stock of the Company at a price of $13.875 per share. Promptly following the completion of the tender offer, Diamond Acquisition Subsidiary Inc. will be merged into the Company, and all outstanding shares of the Company's common stock (other than those owned by the Company or Dorel or any of their respective affiliates, and other than those owned by dissenting stockholders) will be converted into the right to receive $13.875 in cash.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE TENDER OFFER AND THE MERGER AND DECLARED EACH OF THEM ADVISABLE AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS TENDER THEIR SHARES OF COMMON STOCK IN THE TENDER OFFER.

     In arriving at this decision, the Board gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. Among other factors, the Board considered the opinion, dated April 22, 2000, of Goldman, Sachs & Co., the Company's financial advisor, which provides that as of such date, and based upon and subject to the matters set forth therein, the cash consideration to be received by the stockholders of the Company pursuant to the tender offer and the merger was fair from a financial point of view to the Company's stockholders.

     Accompanying this letter, in addition to the attached 14D-9 relating to the tender offer, is Dorel's Offer to Purchase, dated May 8, 2000, together with related materials, including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the tender offer and the merger and provide instructions regarding how to tender your shares. I urge you to read the enclosed materials carefully.

     Your Board of Directors believes that the proposed acquisition of the Company by Dorel is fair to and in the best interests of the Company's stockholders.

                                          Sincerely,

                                          /s/ MICHAEL LERNER

                                          MICHAEL LERNER
                                          Chairman and Chief Executive Officer